UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2013

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Collabrium Japan Acquisition Corporation (the “Company”) received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 3, 2013 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (March 31, 2013) as required by Listing Rule 5250(c)(2).

The Notice stated that no later than December 2, 2013, the Company is required to submit a plan to regain compliance with the Listing Rules.  If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Notice, or until March 31, 2014, to evidence compliance with the Listing Rules.  The Company intends to file the Form 6-K before December 2, 2013 and therefore the Company would regain compliance immediately at that time.

A copy of the Company’s press release, dated October 7, 2013, announcing the foregoing is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 7, 2013
COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release.